SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              _______________

                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(a)

                             (Amendment No. 3)

                      DAWSON PRODUCTION SERVICES, INC.
                   -------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                   -------------------------------------
                        Title of Class of Securities

                                 239423106
                              ---------------
                               (CUSIP Number)

                            Jack D. Loftis, Jr.
                          Key Energy Group, Inc.,
                     Two Tower Center, Twentieth Floor
                          East Brunswick, NJ 08816
                               (732) 247-4822
                   -------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               August 5, 1998
                              ---------------
          (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP NO.  239423106                           13D

 1    Name of Reporting Person

      I.R.S. Identification No. of Above Person (ENTITIES ONLY)

           Key Energy Group, Inc. (I.R.S. Identification No.: 04-2648081)

 2    Check the Appropriate Box If a Member of a Group
                          a.  [  ]
                          b.  [X]

 3    SEC Use Only

 4    Source of Funds

           WC

 5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)      [  ]

 6    Citizenship or Place of Organization

           Maryland

                     7    Sole Voting Power
  Number of                    805,700
    Shares
 Beneficially        8    Shared Voting Power
   Owned By                    0
     Each
  Reporting          9    Sole Dispositive Power
    Person                         805,700
     With
                     10   Shared Dispositive Power
                                        0

 11   Aggregate Amount Beneficially Owned by Each Reporting Person

                          805,700

 12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares           [  ]

 13   Percent of Class Represented By Amount in Row (11)

                               7.2%

 14   Type of Reporting Person

           CO



 CUSIP NO.  239423106                           13D

 1    Name of Reporting Person

      I.R.S. Identification No. of Above Person (ENTITIES ONLY)

         Midland Acquisition Corp. (I.R.S. Identification No. 22-3598563)

 2    Check the Appropriate Box If a Member of a Group
                          a.  [  ]
                          b.  [X]

 3    SEC Use Only

 4    Source of Funds

           WC; AF

 5   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)      [  ]

 6    Citizenship or Place of Organization

           New Jersey

                     7    Sole Voting Power
  Number of                    15,100
    Shares
 Beneficially        8    Shared Voting Power
   Owned By                    0
     Each
  Reporting          9    Sole Dispositive Power
    Person                         15,100
     With
                     10   Shared Dispositive Power
                                        0

 11   Aggregate Amount Beneficially Owned by Each Reporting Person

                          15,100

 12   Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares           [  ]

 13   Percent of Class Represented By Amount in Row (11)

                               0.1%

 14   Type of Reporting Person

           CO



      This Amendment No. 3 (this "Amendment") to Schedule 13D amends and supplements the Schedule 13D filed by Key Energy Group, Inc. (the "Reporting Person") on June 15, 1998, as amended on June 29, 1998 and as further amended on July 21, 1998 (as amended, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented hereby, the Schedule 13D remains in effect.

 ITEM 2.   IDENTITY AND BACKGROUND

      Item 2 is hereby amended and supplemented by adding the following thereto:

      Midland Acquisition Corp. ("Midland"), a New Jersey corporation, is a wholly owned subsidiary of the Reporting Person formed for the purposes of commencing the Offer (as defined below) and consummating the acquisition of the Issuer by the Reporting Person. Midland's principal business and principal executive office address is Two Tower Center, 20th Floor, East Brunswick, New Jersey 08816. Midland has not been convicted in a criminal proceeding in the last five years nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Midland was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      Set forth below are the names and respective offices of the directors and executive officers of Midland and the information required by this Item 2:

 Name                Business Address    Title      Principal Occupation

 Francis D. John     Two Tower Center,   Director   Chairman, President
                     Twentieth Floor,               and Chief Executive
                     East Brunswick, NJ             Officer of
                     08816                          Reporting Person

 Stephen E. McGregor Two Tower Center,  President   Chief Financial
                     Twentieth Floor,   and Chief   Officer of the
                     East Brunswick, NJ Executive   Reporting Person
                     08816              Officer

 Kenneth V. Huseman  6 Desta Drive,     Vice        Chief Operating
                     Suite 5900,        President   Officer of the
                     Midland, Texas     and         Reporting Person
                     79705              Treasurer


      Each of the above-listed persons is a United States citizen. To the best of the Reporting Person's knowledge, except as set forth in this Statement, none of the above persons:

      (a) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws;
      (b) has sole or shared voting or sole or shared dispositive power over any Shares;
      (c) has any contracts, arrangements, understandings or relationships with respect to the Shares or any other securities of the Issuer; and
      (d) has engaged in any transactions involving the Shares in the past 60 days prior to the date hereof.


 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is hereby amended and supplemented by adding the following thereto:

      Midland used working capital to purchase 100 Shares on July 31, 1998. Midland received 15,000 Shares from the Reporting Person on August 3, 1998 as a capital contribution. See Item 5(c) below.


 ITEM 4.   PURPOSE OF TRANSACTION.

      Item 4 is hereby amended and supplemented by adding the following thereto:

      On August 5, 1998 the Reporting Person issued a press release (the "Press Release") announcing, among other things, that Midland would be commencing a tender offer for all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Dawson Production Services, Inc., (the "Issuer") at a price of $14.00 per Share, not later than August 11,
 1998 (the "Offer").    The Press Release also stated that the Reporting
 Person would seek to effect a merger of Midland and the Issuer following consummation of the Offer at the same cash price paid in the Offer (the "Proposed Merger"). The purpose of the Offer and the Proposed Merger is to acquire the entire equity interest in, and control of, the Issuer.

      The Press Release also announced that Midland intends to file preliminary materials with the Securities and Exchange Commission to solicit (i) consents to call a special meeting of the Issuer's shareholders (the "Special Meeting"), and (ii) proxies to vote at the Special Meeting to (a) remove the Issuer's current board of directors and replace it with Midland's slate of nominees, and (b) take certain other actions with respect to the Issuer's bylaws to facilitate the Offer and the Proposed Merger (the "Solicitation"). The Press Release announced that, if elected, Midland's nominees would, subject to their fiduciary duties as directors of the Issuer, take all actions to facilitate the consummation of the Offer and the Proposed Merger.

      The Reporting Person also announced that Midland had filed a complaint in the United States District Court for the Western District of Texas, Midland/Odessa Division, against the Issuer and its directors, seeking, among other things, to have certain provisions of the Issuer's shareholder rights plan ("poison pill") declared illegal under Texas law and injunctive relief prohibiting the Issuer and its directors from taking certain actions to thwart or interfere with the Offer and the Solicitation.

      A copy of the Press Release is filed with this Amendment as Exhibit H.


 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:

      (a) The Reporting Person is the beneficial owner of 805,700 Shares and Midland is the beneficial owner of 15,100 Shares.

      (b) The Reporting Person has sole voting and dispositive power with respect to 805,700 Shares. Midland has sole voting and dispositive power with respect to 15,100 Shares.

       (c) Since the most recent filing on Schedule 13D on July 21, 1998, the following transactions in Shares have been consummated by the Reporting Person and Midland:

           (i) On July 30, 1998, the Reporting Person purchased 100 Shares in an open market transaction executed on the New York Stock Exchange at a price of $13.63 per Share;

           (ii) On July 31, 1998, the Reporting Person purchased 100 Shares in an open market transaction executed on the New York Stock Exchange at a price of $ 13.63 per Share;

           (iii) On July 31, 1998, Midland purchased 100 Shares in an open market transaction executed on the New York Stock Exchange at a price of $13.69 per Share; and

           (iv) On August 3, 1998, the Reporting Person transferred to the account of, and assigned all rights to, 15,000 Shares to Midland as a capital contribution.


 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended and supplemented by adding the following exhibit thereto:

      Exhibit H.      Press Release, dated August 5, 1998, of the
                      Reporting Person and Midland.



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 Date: August 5, 1998

                          KEY ENERGY GROUP, INC.


                          By: /s/ Francis D. John
                              ___________________________
                              Name:  Francis D. John
                              Title: Chairman, President
                                     and Chief Executive Officer


                          MIDLAND ACQUISITION CORP.


                          By: /s/ Stephen E. McGregor
                              ____________________________
                              Name:  Stephen E. McGregor
                              Title: President
                                     and Chief Executive Officer




                               EXHIBIT INDEX

 EXHIBIT
 -----------

 A. Amended and Restated Credit Agreement, dated as of June 6, 1997, as amended and restated through November 6, 1997, among the Reporting Person, PNC Bank, National Association, as Administrative Agent, and several other financial institutions (incorporated by reference to Exhibit 10(s) to the Reporting Person's Form 10-Q for the quarterly period ended December 31,1997, File No. 000-22665).

 B. First Amendment to the Amended and Restated Credit Agreement of June 6, 1997, as amended and restated through November 6, 1997, dated December 3, 1997 (incorporated by reference to Exhibit 10(t) to the Reporting Person's Form 10-Q for the quarterly period ended December 31, 1997, File No. 000-22665).

 C. Second Amendment to the Amended and Restated Credit Agreement of June 6,1997, as amended and restated through November 6, 1997, as amended December 3, 1997, dated April 28, 1998 (previously filed).

 D. Letter dated June 29, 1998, from Francis D. John to Michael E. Little and the Board of Directors of the Issuer (previously filed).

 E. Press Release dated June 29, 1998, of the Reporting Person (previously filed).

 F. Letter dated July 21, 1998 from Francis D. John to Michael E. Little and the Board of Directors of the Issuer (previously filed).

 G.   Press Release dated July 21, 1998 of the Reporting Person
      (previously filed).

 H. Press Release dated August 5, 1998 of the Reporting Person (filed herewith).